Exhibit 99.1
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Continutation of Responses

(1) The reporting person beneficially owns 1,161,239 shares of Common Stock (the "Earn-out Shares") which are currently held by Bank of America, N.A. (the "Escrow Agent") pursuant to an Escrow Agreement (the "Escrow Agreement") dated March 19, 2004 among I-trax, Inc., the Escrow Agent and Haywood D. Cochrane, Jr. as a limited agent of certain former stockholders of Meridian Occupational Healthcare Associates, Inc., including the reporting person. Pursuant to the Escrow Agreement, (i) the reporting person is deemed to be the owner of the Earn-out Shares and (ii) while the Earn-out Shares are held by the Escrow Agent, the reporting person has the power to vote the Earn-out shares (with no action required to be taken by the Escrow Agent). The reporting person also owns 2,987,222 shares of Common Stock and 62,359.57 shares of Preferred Stock (which are currently convertible into 623,595 shares of Common Stock), which together with the Earn-out Shares total 4,772,056 shares of Common Stock.

(2) The sole general partner of Warburg, Pincus Ventures, L.P. ("WPV") is Warburg Pincus & Co., a New York general partnership ("WP"). Warburg Pincus LLC, a New York limited liability company ("WPLLC"), manages WPV.

(3) The shares of Preferred Stock are convertible into Common Stock immediately and have no expiration date.

(4) These shares of Preferred Stock are initially convertible into Common Stock at the rate of 10 shares of Common Stock for each share of Preferred Stock.